PRIVILEGED AND CONFIDENTIAL

George J. Leimer

Chief Executive Officer

Rally Holdings LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 3rd Floor

New York, NY 10012

T 347-952-8058

June 30, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Innovation, LLC

Amendment No. 1 to

Draft Offering Statement on Form 1-A

Submitted May 6, 2021

CIK No. 0001812859

Ladies and Gentlemen:

This letter is being submitted by RSE Innovation, LLC (the “Company”) in response to the comment letter dated June 2, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Offering Statement on Form 1-A (CIK No. 0001812859) confidentially submitted to the Commission on May 6, 2021 (the “Draft Offering Statement”).  This letter contains the Company’s responses to the Comment Letter.  The Company has revised the Draft Offering Statement and is filing Amendment No. 2 to the Company’s Draft Offering Statement on Form 1-A (the “Amended Offering Statement”) together with this response letter.  The Amended Offering Statement also contains certain updates and revisions.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Offering Statement. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Amended Offering Statement.  We are also sending, under separate cover, a marked copy of the Amended Offering Statement showing changes to the Draft Offering Statement.

Securities and Exchange Commission

June 30, 2021

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted May 6, 2021

Offering Summary

Contractual Revenue, page 11

1.We note that your unit holders may be entitled to receive contractual revenue that will be derived through the usage of the underlying asset. Please revise to describe contractual revenue in further detail, including how you expect that it will be earned. In this light, we note your risk factor on page 31 mentions leasing domain name rights to a third party as a potential revenue stream. Please provide additional detail on leasing domain names and file any form of lease agreement, if available. If you expect to earn contractual revenue with respect to #HOTSPOT, please state as much and provide the material details and agreements.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that the Company is not planning to lease hotspot.com at this time, and there are no lease agreements available at this time.  Additionally, the Company respectfully notes that it has included the following additional disclosure on page 47.

The Company also plans to generate revenues through the usage of the Underlying Assets (“Contractual Revenues”), through channels which may include, but are not limited to, the following categories:

●Asset Leasing:  Renting the Underlying Asset to a third party over a defined period of time for the payment of fees, typically on a monthly basis

●Sponsorship & Advertising: Enabling third-party brands to display advertising on or in connection with the Underlying Asset for the payment of fees, typically on a Cost per Impression (CPM), Cost per Click (CPC), or Cost per Action (CPA) basis

●Licensing & Royalties:  Granting the right for third parties to display, perform or access the Underlying Asset for a fixed fee or a fee calculated as a percentage of the revenue generated by such activities

●Asset Merchandising:  Selling goods or services related to the Underlying Asset

The Company has not taken any steps to generate Contractual Revenues from the usage of the Underlying Asset of any Series, but the Company may choose to pursue any of the above channels, or any other channels, in the future.

Risk Factors

We have no financial statements …, page 15

2.We note you disclose that “[t]he Company and each Series were recently formed” as part of the basis for excluding audited financial statements. However, we note that RSE Innovation, LLC has been in existence for more than 12 months. Please tell us

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why you do not believe audited financial statements are necessary, or please file audited financial statements pursuant to paragraph (c) of Part F/S of the instructions to Form 1-A.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that although the Company was formed more than 12 months ago, the Company continues to believe that the financial statements for the Company and Series #HOTSPOT of the Company (“Series #HOTSPOT”) can be omitted in the Amended Offering Statement for the reasons set forth below. The Company intends to file applicable financial statements for the Company and each series of the Company as described in greater detail below.

The Company is a series limited liability company organized pursuant to Section 18-215 of the Delaware Limited Liability Company Act (the “LLC Act”). As described on pages 13 and 74 of the Amended Offering Statement, Section 18-215(b) of the LLC Act provides that, if certain conditions regarding formation of the series are met, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Section 18-215(b) of the LLC Act further provides that records maintained for a series that reasonably identify its assets, including by specific listing, category, type, quantity, computational or allocational formula or procedure (including a percentage or share of any asset or assets) or by any other method where the identity of such assets is objectively determinable, will be deemed to account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof. Accordingly, in order to maintain separateness of debts, liabilities, obligations and expenses of a series, each series of the Company, including Series #HOTSPOT, is required as a matter of law to maintain separate books and records with respect to assets, liabilities and other financial matters that would be reported in the financial statements on Form 1-A and other ongoing financial reports of the Company.

While the Company was formed on May 20, 2020 and the Series #HOTSPOT will be formed prior to the launch of its Offering of Interests, as of this date, neither the Company nor Series #HOTSPOT are capitalized or have any assets or liabilities, and it is not anticipated that the Company or Series #HOTSPOT will be capitalized or have assets or liabilities as of the qualification of the offering statement. Furthermore, neither the Company nor Series #HOTSPOT has any commitments or contingent liabilities. While it is anticipated that Series #HOTSPOT will purchase the Hotspot.com domain name in connection with the closing of the Offering of the Series #HOTSPOT Interests, Series #HOTSPOT has no contractual obligation to make such a purchase. As described on pages 55 and 87 of the Amended Offering Statement, upon the closing of the sale of the Series #HOTSPOT Interests, for which the Company is seeking qualification, the proceeds of the sale of the Series #HOTSPOT Interests would be used to purchase the Hotspot.com domain name from the Seller and to pay other expenses as described in the “Use of Proceeds” section of the Amended Offering Statement, and at that time the

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Hotspot.com domain name would be purchased by Series #HOTSPOT from the Company, which will result in capitalization of Series #HOTSPOT.

Section 1160.1 of the Division of Corporation Finance’s Financial Reporting Manual (“Section 1160.1”) provides that, in a filing with an effective date before the registrant is capitalized on other than a nominal basis, “financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that “the entity has not commenced operations and has no (or nominal) assets or liabilities,” and we make such disclosure on pages 11, 13, 36 and 74. We believe this internal guidance should be applicable to both the Company and Series #HOTSPOT. Because (a) neither the Company nor Series #HOTSPOT is capitalized or has any assets or liabilities and (b) neither the Company nor Series #HOTSPOT is acquiring or otherwise succeeding to a business for which financial statements are required to be included, financial statements should not be required for the Company, Series #HOTSPOT or other uncapitalized series of interests at this point. As noted below, once Series #HOTSPOT is capitalized, the Company will provide aggregate financial statements and Series #HOTSPOT will provide separate series financial statements.

Going forward, once the Company, Series #HOTSPOT or any other Series of the Company have been capitalized or have assets and liabilities, the Company intends to provide all financial statements required by Regulation A and applicable forms, on a Company basis and on a series basis for each series of the Company whose securities have been qualified under Regulation A, including Company-level and series-level (1) balance sheets, statements of operations, statements of changes in members’ equity, statements of cash flows and audit opinions, as applicable, (2) business and property descriptions, (3) risk factor disclosures, if applicable and (4) evaluations and disclosure about the effectiveness of disclosure controls and procedures and internal controls and procedures, to the extent required for the Company on the applicable form. In preparing series-level financial statements, the Company anticipates that expenses borne by multiple series will be allocated as set forth on pages 60 through 62 of the Amended Offering Statement, although these allocations may be subject to change in the Manager’s reasonable discretion. Fees that would be paid to the Manager or the Asset Manager are described on pages 50 and 72 of the Amended Offering Statement. Certain expenses of the Company and each series will be borne by the Manager or the Asset Manager, while other expenses of each series will be borne by the applicable series, as described in greater detail on pages 37, 42 through 43 and 49 of the Amended Offering Statement. Furthermore, the Asset Manager will be entitled to certain fees and reimbursements of expenses as described in greater detail on pages 50, 60 through 62 and 65 of the Amended Offering Statement, although those fees will not be for the benefit of investors in any series of interests of the Company.

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Description of the Business, page 47

3.Please revise to describe your business and the general development of the business with greater specificity. Please also describe the distinctive or special characteristics of your intended areas of focus that are reasonably likely to have a material impact on your future financial performance. Specifically, please provide additional information on your identification, acquisition, marketing, and management of intangible assets. With respect to domain names, please explain the relevance of registrar history, website history, UDRP complaints, and email blacklists. Also, please provide examples of the types of assets you intend to purchase in the future. Refer to Item 7 of Form 1-A.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that it has included the following additional disclosure on pages 51 through 54.

Domain Name Asset Class

Asset Class Description:  A domain name is defined as a sequence of usually alphanumeric characters that specifies a group of online resources and that forms part of the corresponding Internet addresses. More simply, a domain name is used for finding and identifying websites on the Internet. Technically, websites are accessed via computers using IP addresses, which are a 32-bit series of numbers; however, because it is difficult for humans to remember long strings of numbers, domain names were developed as an efficient and memorable way to identify websites on the Internet. So essentially, domain names “put a friendly face on hard-to-remember numeric internet addresses,” and can be equated to the digital real estate of the internet.

Registration and Availability:  In order to acquire ownership rights to a domain name, it must be registered with an accredited registrar. The registrar will check if the domain name is available for registration and create a record, known as a WHOIS record, with the domain name registrant’s information.

At this time nearly all domain names with commonly recognizable words have already been registered. This is especially true for domain names that end with the .com extension, as this is the most common, identifiable, and desirable domain name suffix. At this time it has become virtually impossible to register new desired domain names using the .com extension, resulting in the most valuable and recognizable domain names only to be available for resale in the secondary domain name market, known as the aftermarket.

The Domain Name Aftermarket:  The domain name aftermarket is the secondary market for transacting in Internet domain names. In this secondary market, a party interested in acquiring a domain name that is already registered bids in an auction or negotiates a price directly with a seller to acquire the rights in the domain name from the registered holder of that domain name. Given that most high quality domain names have already been registered, the

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aftermarket has essentially become the primary method to acquire valuable domain names at this time. Similar to art, collectibles and real estate, the domain name aftermarket is facilitated by marketplace platforms, auction houses and brokers that provide communication methods for buyers and sellers to interact, negotiate pricing and transact.

Value and the Secondary Market:  The value of a domain name in the aftermarket is ultimately established by what a buyer is willing to pay for any particular domain name. As such, domain names acquired in the aftermarket are akin to works of art, where the value will be dictated by the number, tastes and needs of buyers in the market.  Domains are often purchased as an investment, with the hopes that over time the domain names will be more valuable to future buyers. Generally, this market has demonstrated strong and consistent appreciative potential, as more of business and life is conducted digitally, demand has grown for a limited supply of high quality domain names as digital real estate for these activities. There is an active market of domain name investors that endeavor to identify undervalued domains and speculate on the future value of such domains.

Determining the value of a domain name, as with a work of art, is somewhat subjective; nonetheless, there are certain features generally considered meaningful and that positively correlate with higher sale prices. These features include, but are not limited to, the following:

•Top-Level Domain (“TLD”):  A domain’s TLD can be a big part of what makes it desirable. For example, a domain name with a .com suffix remains the most popular option (as it is recognizable and common), so many buyers will gravitate towards it. However, newer alternatives can also become trendy (and valuable).

•Popularity and Traffic:  If the domain name is currently used for a specific website, the level of traffic that site receives can become a vital factor in calculating the domain’s worth. The reason for this is fairly straightforward, in that if the domain comes with an existing audience attached, the buyer can leverage that traffic for their site right away. If the domain has been active for a while, this can also help its Search Engine Optimization (“SEO”) for the new owner, which may make it even more appealing.

•Keywords:  Including the right keywords in the domain name is another crucial aspect of SEO. In most industries, a majority of sites include high-quality keywords in their domains. For example, the top-rated website for the search engine query “hotel” is www.hotels.com. As such, if your domain contains a desirable keyword, this could increase its value.

•Brandability:  While a domain’s brandability can be very difficult to define, it is an important consideration for site owners when choosing a name. Many of the most visited websites in the world have clear, memorable and unique domains, such as twitter.com, youtube.com, and facebook.com. If the domain is similarly catchy and attention-grabbing, it may make buyers take special notice.

•Spelling:  This may seem obvious, but making sure the domain is spelled correctly can be critical. After all, few buyers will be swayed to use something that looks sloppy and unprofessional. At the same time, using unexpected spelling can sometimes be a benefit, as it could make the domain more brandable. For example,

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fiverr.com and tumblr.com have taken technically incorrect spellings and used them to create memorable, lasting brands.

•Length:  A general rule of thumb is that the shorter a domain is, the more people will pay for it. This is not always the case, as brevity alone is not going to make an otherwise cumbersome domain like zz0xy2c.org more appealing to potential buyers. However, a concise domain is often considered rarer and therefore more valuable. This is due to shorter domains being more memorable, easier to share and more marketable.

Other than appreciation, another way to monetize a domain name is through “domain parking,” which is an advertising practice used primarily to benefit from traffic visiting an under-developed domain name. The domain name will usually resolve to a web page containing advertising listings and links that will be targeted to the predicted interests of the visitors and may change dynamically based on the topics that prove most interesting to visitors. Usually, the domain holder is paid based on how many links have been visited and the productivity of those visits, which can also increase the value of a domain name.

In other instances a domain name may hold certain sentimental value for a buyer, as would a certain piece of artwork. For example, in 2017 Elon Musk reacquired X.com, which was the domain name used by the company he co-founded that would ultimately become PayPal. The domain was essentially defunct when it was reacquired by Musk, and he expressed that he had no current plans for it at the time of that acquisition, but that it had great sentimental value to him. Regardless of sentimental value, a one character .com domain is extremely valuable in its own right due to (i) scarcity of one character .com domain names, (ii) the shortest possible length of a .com domain, and (iii) the generic nature of the domain allowing it to be used for a broad range of digital businesses and activities.

Evaluation, Risks, Acquisition and Management:  Domain names face certain specific types of risks that can negatively impact their potential value in the market. In order to mitigate these potential risks, due diligence is conducted as a component of evaluating each domain. These risks, and why they matter, are outlined below:

•Prior Site Usage:  Prior site usage helps determine if a domain name has previously been used in conjunction with illegal, improper or otherwise offensive online content, which could negatively impact the reputation and value of the domain. This type of activity could result in blacklisting of the domain on various platforms and impact certain functionality, such as search engine performance, website resolution and email throughput efficacy.

•UDRP Disputes:  All domain registrars must adhere to the Uniform Domain Name Dispute Resolution Policy (the “UDRP”). Under the UDRP, disputes arising from abusive registrations of domain names (e.g., cybersquatting on the registered trademark of another brand) may be addressed by expedited administrative proceedings that can be initiated by filing a complaint with an approved dispute resolution service provider. Like other asset classes, it is important to ensure that there are no outstanding legal claims that could impact a domain and diminish its

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value. Future challenges, or prior challenges not properly managed, would represent additional risk that could negatively impact the value of the domain name. As such, a review of the UDRP history of a domain (if any) is an important step to identify such additional risk.

•WHOIS History:  WHOIS is a widely used Internet record that identifies who owns a domain and how to contact them. Although WHOIS record availability has been hindered in recent years by the enactment of privacy laws such as the European Union’s General Data Protection Regulation (the “GDPR”), WHOIS records have proven to be useful and an essential resource for maintaining the integrity of the domain name registration process. A WHOIS record typically contains the name and contact information of the registrant (who “owns” the domain), the name and contact information of the registrar (the company that logs the registration of the domain name on behalf of their registrant customer), the registration date, the current name servers, the most recent update, and the expiration date, along with other information (such as the technical contact, who may be different from the registrant). The history and detail of domain ownership is important in a manner similar to a title search on a parcel of real estate - to the extent the information is available it can provide a historical record that substantiates ownership and the transfer history of a domain name. At the same time, any discrepancies arising during a WHOIS review can identify potential risks or disputes related to the domain and claims of ownership related thereto.

•Email Blacklists:  Having a domain name that is currently on or has been on an email blacklist can significantly hinder email deliverability. Because email deliverability is a key concern for many companies (and their marketing departments), it is important to find out if a domain is listed on any current or prior blacklists with an analysis of any required remediation. If a domain name is on any email blacklists, this could diminish the value of the domain name unless the necessary remediation can be conducted.

•Search Engine Reputation and Backlinks:  A domain name’s reputation is influenced by the number and quality of backlinks from external sites, also known as referring domains, that contribute to the overall strength, relevance and diversity of the domain’s backlink profile. It is common for referring domains to link back to content if it is relevant, authoritative or useful in some way to their own domain. Generally speaking, backlinks are considered to be a “vote of confidence” for the content that is being linked to on a domain from outside sources.  Backlinks are important for both search engines and website visitors, as backlinks provide a way for people to find other sources of information on the same or related topics. Links create a positive consumer experience because they transfer the visitor directly to additionally desirable information. For search engines, backlinks help to determine the page’s “authority,” which is the page’s importance and value. In the past the quantity of backlinks was the primary indicator of a page’s popularity; however, backlinks are currently evaluated more on the quality of sites from which the links are coming. Further, too many backlinks from unreliable domains can actually hinder the authoritative signals of a domain and can therefore devalue a domain. As such, it is beneficial to analyze these reputational factors to determine (i) if a domain is

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impacted in this manner through prior usage, and (ii) if/how this impact can be remediated.

•Trademark Review:  A domain name that conflicts with one or more established commercial brand marks may carry additional risk that should be considered. If a trademark search turns up any potential conflicts with the domain name, it is important to determine if there is risk of a future legal challenge. A challenge could occur if use of the domain name is likely to confuse customers about the source of trademarked products or services. However, the presence of similar trademarks to the domain name is not immediately disqualifying, as not all marks fall into the same class of goods and services, and some marks may have limitations that mitigate risk of a challenge. Further, generic terms or words cannot typically be trademarked. Because of this, a domain name that has many trademarks associated with the related term may actually be considered “safer” to purchase or as an investment. Generally, the search and review of possible trademark conflicts is important to determine if there is additional risk or benefit related to the domain that could impact value.

The Asset Manager intends to identify potential domain names for acquisition by the Company by considering the characteristics described above, including availability, value in the secondary market and risks that could negatively affect value. When considering a potential domain name for acquisition, the Asset Manager will evaluate the domain name for any prior events or conditions that would disqualify it from acquisition, including, but not limited to, prior use for illegal or inappropriate activities, any specific directly conflicting trademarks or trademark applications, and any outstanding or poorly resolved UDRP claims that would indicate a likelihood of a future challenge. Additionally, the Asset Manager will consider for each domain name, where applicable: (i) WHOIS history, (ii) trademark history, (iii) email blacklist history, (iv) search engine reputation, (v) prior site usage and (vi) URL backlinks, as well as any other criteria which the Asset Manager deems material at the time of consideration. Upon acquisition of a domain name, the Company will transfer such domain name to an account with a Registrar designated by the Asset Manager. The Asset Manager will determine if it is appropriate to make the domain name available for “domain parking” advertising and, if so, contract with a third party for such services.

See “Description of Series” in Appendix B for certain information regarding historical revenues generated by the Underlying Assets under prior ownership. The fact that an Underlying Asset generated revenue prior to its purchase by a Series is not an indication or prediction of future revenue or a representation that the Underlying Asset will generate any revenue in the future. Please see “Risk Factors” related to Contractual Revenues.

Future Intangible Asset Classes

In the future the Company may consider offering additional classes of Underlying Assets in addition to domain names, which will be selected broadly based on analysis of the following criteria: (1) historical appreciation of the asset class, (2) expectation of ability to generate cash flow, (3) comprehensibility and appropriateness for a retail investor base, and (4) ability to deliver non-financial returns (i.e., pride of ownership and emotional returns). Examples of such

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future asset classes may include: music and media royalties, contractual rights and revenues, non-fungible tokens and historical aircraft leasing.

Government Regulation, page 54

4.Please revise to state with specificity the effect of existing or probable governmental regulation. Refer to Item 7(a)(2) of Form 1-A.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that it has included the following additional disclosure on pages 57 through 60.

Government Regulation

Federal and state laws and regulations apply to many key aspects of our business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, private litigation, reputational harm, or constraints on our ability to continue to operate. It is also possible that current or future laws or regulations could be enacted, interpreted or applied in a manner that would prohibit, alter or impair our existing or planned lines of business, or that could require costly, time-consuming, or otherwise burdensome compliance measures. As our business expands, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

Claims arising out of actual or alleged violations of law, including certain matters currently under investigation by the Commission, could be asserted against the Company by individuals or governmental authorities and could expose the Company, any of its affiliates or any Series to significant damages or other penalties, including revocation or suspension of the licenses necessary to conduct business and fines. See “Risk Factors.”

Potential Regulation of Digital Assets

Regulation of digital assets is under active consideration by the United States through various federal agencies, including the Commission, the Commodity Futures Trading Commission (“CFTC”), the Federal Trade Commission (“FTC”) and the Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury, as well as in other countries. State government regulations may also apply. Furthermore, it is expected that regulations will increase, although we cannot anticipate how and when. As the regulatory and legal environment evolves, we may become subject to new laws and regulation by the Commission and other agencies.

In recent years, the Commission and U.S. state securities regulators have stated that certain digital assets may be classified as securities under U.S. federal and state securities laws; however, there has not been definitive guidance on this point. A number of enforcement actions and regulatory proceedings have since been initiated against issuers of digital assets and their

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developers and proponents. Several foreign governments have also issued similar warnings cautioning that digital assets may be deemed to be securities under the laws of their jurisdictions.

Regulation of digital asset exchanges in the future may raise transaction costs, potentially offsetting or eliminating many of the key benefits of digital assets. Lack of international coordination raises the risk of an uneven global regulatory landscape. The development of the market for digital assets globally is in relative limbo currently due to regulatory uncertainty.

Additionally, the rules governing the ownership and operation of domain names are controlled entirely by “ICANN” (the Internet Corporation for Assigned Names and Numbers). ICANN is a multi-stakeholder private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of Internet related tasks, including management of the DNS, allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. The regulation of Internet domain names in the U.S. and in foreign countries is subject to change.

Regulation of Collectibles

Regulation of the art and collectible industry varies from jurisdiction to jurisdiction and state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business, including dealer and sales licenses, and will be subject to local laws and regulations, including, but not limited to, import and export regulations, laws and regulations involving sales, use, value-added and other indirect taxes.

Regulation of Exchanges

A platform facilitating the sale and secondary trading of securities potentially may be required to register with the Commission as an exchange. Section 3(a)(1) of the Exchange Act provides that an “exchange” means “any organization, association, or group of persons, whether incorporated or unincorporated, which constitutes, maintains, or provides a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange as that term is generally understood, and includes the market place and the market facilities maintained by such exchange.” Rule 3b-16(a) under the Exchange Act further provides that a “market place or facility for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” means someone who brings together the orders for securities of multiple buyers and sellers and “uses established, non-discretionary methods (whether by providing a trading facility or by setting rules) under which such orders interact with each other, and the buyers and sellers entering such orders agree to the terms of a trade.”

We believe that the Platform does not use any non-discretionary methods under which any orders to purchase or sell a security interact with each other. The Platform merely routes orders to a registered broker-dealer to make isolated trades through matching individual buyers and sellers after the buyers and sellers have confirmed their intent to complete the trade.

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A system that meets the definition of an exchange and is not excluded under Rule 3b-16(b) must register as a national securities exchange or operate pursuant to an appropriate exemption. One frequently used exemption is for alternative trading systems (“ATS”). Rule 3a1-1(a)(2) under the Exchange Act exempts from the definition of “exchange” under Section 3(a)(1) of the Exchange Act an ATS that complies with Regulation ATS. An ATS that operates pursuant to the Rule 3a1-1(a)(2) exemption and complies with Regulation ATS would not be subject to the registration requirement of Section 5 of the Exchange Act.

Rule 3b-16(b)(1) provides that such an entity will not be “a market place or facilities for bringing together purchasers and sellers of securities or for otherwise performing with respect to securities the functions commonly performed by a stock exchange” solely because it routes orders to a registered broker-dealer. The Platform merely provides bid and ask prices to a registered broker-dealer, and requires users to click through an acknowledgement that any orders being placed are with a registered broker-dealer, not with the Company itself. Any rules for submitting buy or sell orders are set by the participating broker-dealers. In reliance upon Rule 3b-16(b)(1), the Company believes it is not required to register the Platform as an exchange or comply with Regulation ATS as an ATS. However, the Company is currently subject to an SEC investigation related to the potential status of the Platform as an exchange or an ATS.

Privacy and Protection of Investor Data

Aspects of our operations or business are subject to privacy and data protection regulation in the United States and elsewhere. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission and disclosure of information. As our business continues to expand in the United States and beyond, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to us. Regulatory authorities around the world are considering numerous legislative and regulatory proposals concerning privacy and data protection. In addition, the interpretation and application of these privacy and data protection laws in the United States and elsewhere are often uncertain and in a state of flux.

Growing public concern about privacy and the use of personal information may subject us to increased regulatory scrutiny. The FTC has, over the last few years, begun investigating companies that have used personally identifiable information in a deceptive or unfair manner or in violation of a posted privacy policy. If we are accused of violating the terms of our privacy policy or implementing unfair privacy practices, we may be forced to expend significant financial and managerial resources to defend against an FTC action. On May 25, 2018, the European Union implemented the General Data Protection Regulation (the “GDPR”), a new privacy regulation that imposes new regulatory scrutiny on our business with customers in the European Economic Area, with possible financial consequences for noncompliance. If we are accused of violating the data protection and privacy rights of European Union citizens, we may be forced to expend significant financial and managerial resources to defend against a GDPR enforcement action by a European Union data protection authority or a European Union citizen. On January 1, 2020, the California Consumer Privacy Act (the “CCPA”) became effective. Similar to the GDPR, the CCPA imposes new regulatory scrutiny on our processing of the

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personal data of our customers in California, with possible financial consequences for noncompliance. If we are accused of violating the CCPA, we may be forced to expend significant financial and managerial resources to defend against an enforcement action by the California Attorney General or, in the event of a data breach, a lawsuit by customers located in California.

Consumer Protection Regulation

The Consumer Financial Protection Bureau and other federal and state regulatory agencies, including the FTC, broadly regulate financial products, enforce consumer protection laws applicable to credit, deposit and payments, and other similar products, and prohibit unfair and deceptive practices. Such agencies have broad consumer protection mandates, and they promulgate, interpret and enforce laws, rules and regulations, including with respect to unfair, deceptive and abusive acts and practices that may impact or apply to our business. For example, under federal and state financial privacy laws and regulations, we must provide notice to Investors of our policies on sharing non-public information with third parties, among other requirements. In addition, under the Electronic Fund Transfer Act, we may be required to disclose the terms of our electronic fund transfer services to consumers prior to their use of the service, among other requirements.

Investment Company Act of 1940 Considerations

We intend to conduct our operations so that we do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. We anticipate that the Underlying Assets for each Series will not be securities.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of the company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” We intend to monitor our holdings and conduct operations so that on an unconsolidated basis we will comply with the 40% test with respect to each Series.

If we become obligated to register the Company as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•limitations on capital structure;

Securities and Exchange Commission

June 30, 2021

•restrictions on specified investments;

•prohibitions on transactions with affiliates; and

•compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the Company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

General

5.We note that you have included the Master Series Table as Appendix A, Use of Proceeds as Appendix B, and the Description of Series HOTSPOT.COM in a section following appendices A and B. Please confirm that each of these three sections, including any updates to the sections in connection with this offering or any future series offerings, are and will be included in the Offering Circular (Part II of the Offering Statement) and will be delivered to purchasers and prospective purchasers as required by Rule 251(d)(2). In the alternative, please revise your Offering Circular to include each of these sections.

Response:  The Company acknowledges the Staff’s comment and respectfully notes that the Description of Series HOTSPOT.COM is part of Appendix B.  Additionally, the Company confirms that the above-referenced appendices will be included in the Offering Circular (Part II of the Amended Offering Statement) and delivered to purchasers and prospective purchasers as required by Rule 251(d)(2).

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Nili Moghaddam, Esq., RSE Innovation, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Margaret J. Cornelius, Esq., Maynard, Cooper & Gale, P.C.